EXHIBIT 21

SYPRIS SOLUTIONS, INC.

SUBSIDIARIES OF THE COMPANY

The Company’s subsidiaries as of December 31, 2006 are as follows:

(1)	Sypris Test & Measurement, Inc., a Delaware corporation.

(2)	Sypris Electronics, LLC, a Delaware limited liability company.

(3)	Sypris Data Systems, Inc., a Delaware corporation.

(4)	Sypris Technologies, Inc., a Delaware corporation.

(5)	Sypris Technologies Marion, LLC, a Delaware limited liability company.

(6)	Sypris Technologies Kenton, Inc., a Delaware corporation.

(7)	Sypris Technologies Mexican Holdings, LLC, a Delaware limited liability company.

(8)	Sypris Technologies Mexico, S. de R.L. de C.V., a Mexican limited liability company.

(9)	Sypris Technologies Toluca, S.A. de C.V., a Mexican corporation.